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     December 19, 2011
VIA EDGAR
Adam F. Turk, Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Apartment Investment and Management Company
AIMCO Properties, L.P.
Registration Statement on Form S-4
Filed July 28, 2011
File No.: 333-175847
Dear Mr. Turk:
          Apartment Investment and Management Company (“Aimco”) and AIMCO Properties, L.P. (“Aimco OP”) are today filing an amendment to the Registration Statement (File No. 333-175847) on Form S-4 (the “NPI 4 Form S-4”) referenced above. The NPI 4 Form S-4 relates to the merger of National Property Investors 4.
          We hereby confirm, on behalf of Aimco and Aimco OP, that the changes made to the NPI 4 Form S-4 are similar in nature to those that were previously made by Aimco and Aimco OP in the amendments to three Registration Statements on Form S-4 (File Nos. 333-175843, 333-175848 and 333-175853), filed with the Securities and Exchange Commission on November 15, 2011 (the “Prior Filings”). The changes made to the NPI 4 Form S-4 (including opinions filed as exhibits) respond to the Staff’s comments in the same manner as the Prior Filings.
* * * *
          If you have any questions regarding the foregoing, please contact Robert Mintz at (303) 899-7399.

Mr. Adem F. Trunk
Securities and Exchange Commission
December 19,2011

Respectfully yours,
/s/ Robert Mintz
Robert Mintz

cc:	John Bezzant, Executive Vice President Apartment Investment and Management Company Trent Johnson, Vice President and Assistant General Counsel Apartment Investment and Management Company